Geos Communications, Inc.
430 North Carroll Avenue, Suite 120
Southlake, Texas 76092
(817) 240-0202

Dear Eligible Participant:

On October 14, 2010, Geos Communications, Inc. (the “Company”) commenced an exchange offer (the “Offer”) pursuant to which you have been given the opportunity to exchange (i) your shares of  Series F Preferred Stock and/or Series H Preferred Stock for shares of our Preferred Stock Series I, no par value per share, and (ii) each warrant for the purchase of Common Stock issued to you in conjunction with your purchase of the Series F Preferred Stock and Series H Preferred Stock for new warrants.

In connection with the Offer, I am writing to inform you of the following amendments to the Offer, reflected in the Amendment No. 1 to Schedule TO, filed by the Company with the Securities and Exchange Commission on November 17, 2010 (“Amendment No. 1”):

(1)           The simplification of the method by which the number of shares covered by the New Warrants is determined. Rather than receiving New Warrants based on an adjustable conversion price tied to the trading price of our common stock, eligible participants in the Offer will now receive, in exchange for their old warrants, new warrants to purchase a number of shares of the Company’s Common Stock equal to 5,000 multiplied by the number of shares of Series I Preferred Stock they receive under the Offer. As a result, should you choose to participate in the Offer, you will be entitled to a new warrant for the purchase of the maximum number of shares indicated in the far right-hand column of the table titled “Warrant(s) Being Surrendered” on the Participation Statement mailed to you on or about October 14, 2010.

(2)           The extension of the Offer. The term of the Offer has been extended, such that the Offer will now terminate on December 16, 2010.

Additionally, please find enclosed copies of the financial statements contained in the following periodic reports filed by the Company with the Securities and Exchange Commission:  the Company’s annual report on Form 10-K for the year ended December 31, 2009, as filed with the Commission on May 7, 2010; the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2010, as filed with the Commission on May 21, 2010; the Company’s quarterly report on Form 10-Q for the three months ended June 30, 2010, as filed with the Commission on August 16, 2010; and the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2010, as filed with the Commission on  November 15, 2010.

In a prior mailing, you should have already received the following documents, each of which is amended by and subject to Amendment No. 1: (i) an Offer to Exchange, describing the terms and conditions of the Offer; (ii) a Letter of Transmittal, which you must properly complete, sign and return to us before the expiration of the Offer, now expected to be 5:00 PM CST, on December 16, 2010, unless extended pursuant to the terms of the Offer; (iii) a customized Participation Statement containing information about your eligible warrants and shares of Series F Preferred Stock and Series H Preferred Stock; and (iv) a form of Withdrawal Letter, should you decide to withdraw a previously submitted Letter of Transmittal.

We strongly encourage you to review all these materials and, if necessary, consult your personal tax or financial advisor so that you can make an informed decision about whether to participate in the Offer. If you would like further information about the Offer, please contact Chris Miltenberger, at (817) 240-0202.

Sincerely,

Chris Miltenberger
President
Geos Communications, Inc.

IMPORTANT NOTICE:

We have provided all eligible participants in the Offer with written materials explaining the precise terms and timing of the Offer. Eligible participants should read these materials carefully because they contain important information about the Offer. We have also filed the materials and other related documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the commencement of the Offer. These materials and all other filed documents (including periodic, quarterly and annual reports) are and will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.